UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*


                 Big City Radio, Incorporated
                 _____________________________
                        (Name of Issuer)

        Class A Common Stock, $.01 par value per share
       ________________________________________________
                 (Title of Class of Securities)

                           089098107
                         ______________
                         (CUSIP Number)

                    James H. Schropp, Esq.
            Fried, Frank, Harris Shriver & Jacobson
              1001 Pennsylvania Avenue, Suite 800
                   Washington, DC 20004-2505
                         (202) 639-7110
 ___________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         December 29, 2000
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      Schedule 13D
CUSIP No. 089098107                                   Page 2 of 4

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Earle I. Mack

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):

   OO

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e):  [ ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER         1,465,700 shares of Class A Common Stock
8   SHARED VOTING POWER       0
9   SOLE DISPOSITIVE POWER    1,465,700 shares of Class A Common Stock
10  SHARED DISPOSITIVE POWER  0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,465,700 shares of Class A Common Stock

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS):  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     23.54

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 3.  Source and Amount of Funds or Other Considerations

Mr. Mack has used personal funds and as to certain of the shares acquired margin financing through Warburg Dillon Read LLC, on normal and customary terms, to purchase shares of Big City Radio
Inc.'s ("BCR") Class A Common Stock.

Item 5.  Interest in Securities of the Issuer

Item 5(c). On December 27, 2000, Mr. Mack purchased 51,000 shares of BCR's Class A Common Stock at $1.7512 per share.

                On December 28, 2000, Mr. Mack purchased 7,700 shares of BCR's Class A Common Stock at $1.9675 per share.

                On December 29, 2000, Mr. Mack purchased 19,200 shares of BCR's Class A Common Stock at $1.9896 per share.

Item 5(e).

As of January 10, 2001 Mr. Mack beneficially owns 1,465,700 shares or 23.54 percent of the Class A Common Stock of BCR.

                                             PAGE 4 OF 4
                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 10, 2001.


Date: January 10, 2001

                             By: /s/ Earle I. Mack
                                _______________________
                                   Name: Earle I. Mack